UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 814-00841

FS SPECIALTY LENDING FUND

(Exact name of registrant as specified in its charter)

201 Rouse Boulevard
Philadelphia, Pennsylvania 19112
(215) 495-1150
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common shares of beneficial interest, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the rule provision relied upon to strike the class of securities from listing and registration:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*	On October 28, 2025, pursuant to the Agreement and Plan of Reorganization, dated as of April 22, 2025, by and among FS Specialty Lending Fund, a Delaware statutory trust (the “Fund”), New FS Specialty Lending Fund, a Delaware statutory trust (the “Successor Fund”), and solely for the limited purposes set forth therein, FS/EIG Advisor, LLC, a Delaware limited liability company and investment adviser to the Fund, the Fund merged with and into the Successor Fund, with the Successor Fund continuing as the surviving company (the “Reorganization”). Shareholders of the Fund received common shares of beneficial interest of the Successor Fund in consideration for their shares of the Fund as a result of the Reorganization and became shareholders of the Successor Fund. The Successor Fund is a closed-end management investment company registered under the Investment Company Act of 1940.

Pursuant to the requirements of the Securities Exchange Act of 1934, FS Specialty Lending Fund (formerly, New FS Specialty Lending Fund) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 28, 2025	FS SPECIALTY LENDING FUND (formerly, NEW FS SPECIALTY LENDING FUND), as successor by merger to FS SPECIALTY LENDING FUND

	By:	/s/ Stephen S. Sypherd
	Name:	Stephen S. Sypherd
	Title:	General Counsel